Exhibit 99.1

Entrée Resources Announces Changes to Board of Directors

VANCOUVER, Feb. 5, 2018 /CNW/ - Entrée Resources Ltd. (TSX:ETG; NYSE American:EGI – the "Company" or "Entrée") announces the appointment of Mr. Mark Bailey to the role of Non-Executive Chairman of the Board effective February 5, 2018. Mr. Bailey succeeds The Rt. Honourable Lord Howard of Lympne, who is retiring from his position as a director and Board Chair. Lord Howard will remain involved with the Company as an advisor.

Mr. Bailey is a mining executive and registered professional geologist with over 40 years of industry experience. Between 1995 and 2012, he was the President and Chief Executive Officer of Minefinders Corporation Ltd., a precious metals mining company that operated the multi-million ounce Dolores gold and silver mine in Mexico prior to being acquired by Pan American Silver Corp. Before joining Minefinders, Mr. Bailey held a number of senior positions in the mining industry. He is an experienced public company director having served on several public company boards.  Mr. Bailey joined the Entrée Board in 2002.

Stephen Scott, Entrée's President & CEO commented, "We would like to thank Lord Howard for his commitment and contribution towards the success of Entrée in his role as Non-Executive Deputy Chairman from 2007-2013 and Non-Executive Chairman of the Board since 2013.  Going forward, the Company expects to continue to benefit from Lord Howard's experience and relationships, particularly in Mongolia, which represent an invaluable resource for Entrée."

Entrée is also pleased to announce that Dr. Michael Price has joined the Entrée Board as an independent director.  Dr. Price has over 35 years of experience in mining and mining finance. He is currently a Non-Executive Director of Eldorado Gold Corp. and Asanko Gold Inc., and is the London Representative of Resource Capital Funds.  During his career, Dr. Price has served as Managing Director, Joint Global Head of Mining and Metals, Barclays Capital, Managing Director, Global Head of Mining and Metals, Societe Generale and Head of Resource Banking and Metals Trading, NM Rothschild and Sons. Dr. Price has B.Sc. and Ph.D. qualifications in Mining Engineering from University College Cardiff.

ABOUT ENTRÉE RESOURCES LTD.

Entrée Resources Ltd. is a well-funded Canadian mining company with a unique carried joint venture interest on a significant portion of one of the world's largest copper-gold projects – the Oyu Tolgoi project in Mongolia.  The Entrée/Oyu Tolgoi joint venture property includes the Hugo North Extension and Heruga copper-gold deposits, as well as a large underexplored, highly prospective land package. Rio Tinto is managing the construction of Lift 1 of the Hugo North underground block cave on both the Oyu Tolgoi mining license and the Entrée/Oyu Tolgoi joint venture property. Lift 1 underground development is fully financed. Entrée has a 20% carried participating interest in the Entrée/Oyu Tolgoi joint venture, with a 30% interest in all mineralization identified above 560 metres elevation from the Entrée/Oyu Tolgoi joint venture property. Sandstorm Gold Ltd., Rio Tinto and Turquoise Hill Resources Ltd. are major shareholders of Entrée, holding approximately 14%, 10% and 8% of the shares of the Company, respectively.  More information about Entrée can be found at www.EntreeResourcesLtd.com.

SOURCE Entrée Resources

View original content: http://www.newswire.ca/en/releases/archive/February2018/05/c2915.html

%CIK: 0001271554

For further information: David Jan, Investor Relations, Entrée Resources Ltd., Tel: 604-687-4777 | Toll Free: 1-866-368-7330, E-mail: djan@EntreeResourcesLtd.com

CO: Entrée Resources

CNW 08:00e 05-FEB-18